                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2008
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]    FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]    NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on November 28, 2008.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated: November 28, 2008
                                          By: /s/ Ety Sabach
                                          ------------------
                                          Ety Sabach
                                          Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

                G. WILLI-FOOD REPORTS 97% DECREASE IN NET INCOME
                 FOR THE THIRD QUARTER OF 2008 COMPARED TO THIRD
                                 QUARTER OF 2007

      G. WILLI-FOOD'S SUBSIDIARY, SHAMIR SALADS, RECEIVES PURPORTED CLASS
                                 ACTION LAWSUIT

YAVNE, ISRAEL - NOVEMBER 28, 2008 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (THE "COMPANY" OR "WILLI-FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2008.

THIRD QUARTER FISCAL 2008 SUMMARY

o    32.6% increase in sales over third quarter of 2007

o    26.1% increase in gross profit over third quarter of 2007

o    36.9% decrease in operating income over third quarter 2007

o    91.5% decrease in income before taxes on income over third quarter of 2007

o    96.8% decrease in net income related to Company Shareholders compared to third quarter of 2007

Sales for the third quarter of fiscal 2008 increased by 32.6% to NIS 79.1 million (US $23.1 million) compared to revenues of NIS 59.7 million (US $17.5 million) in the third quarter of 2007. Willi-Food's organic growth in its home market of Israel was very slow in the third quarter, and most of the sales increase resulted from the recent consolidation of the revenues of the two subsidiaries - Shamir Salads and the Danish dairy distributor.

Gross profit for the third quarter of 2008 increased by 26.1% to NIS 14.5 million (US $4.2 million) compared to gross profit of NIS 11.5 million (US $3.4 million) in the third quarter of 2007. Third quarter gross margin was 18.3%
compared to gross margin of 19.2% during the same period in 2007. The price of global food commodities has remained volatile during the year to date. As result of this price volatility and its effects on food producers and on our suppliers, the recent strengthening of the USD versus the NIS, and the general effects of the global economic recession, Willi-Food is not expecting to maintain its historical gross margins through the full fiscal year.

Mr. Zwi Williger, President and COO of Willi-Food commented, "Third quarter results were affected by the continued environment of uncertainty in the global financial markets. We believe that Willi-Food's results in the fourth quarter will be affected by the recession that has affected global food manufacturers and distributors, as well as our customers. In light of these factors,
Willi-Food's top line growth in the third quarter of 2008, compared to the third quarter of 2007 was less than that the growth reported in the first and second quarters of 2008 over the comparable periods in 2007, and this reduction in top line growth will likely continue in the fourth quarter of 2008 as well."

Willi-Food's operating income for the third quarter of 2008 decreased by 36.9%
to NIS 0.7 million (US $209 thousand) compared to operating income of NIS 1.1 million (US $331 thousand) reported in the comparable quarter of last year.
Third quarter selling expenses as a percentage of revenues decreased to 10.4%
compared to 11.1% in the third quarter of 2007. In addition, general and administrative expenses as a percentage of revenue increased to 6.6% from 6.2%
in the third quarter of 2007.

Willi-Food's third quarter 2008 income before taxes decreased by 91.5% to NIS
0.3 million (US $87 thousand) compared to income before taxes of NIS 3.5 million
(US $1.0 million) recorded in the third quarter of 2007. Willi Food's net income related to Company Shareholders in the third quarter 2008 decreased by 96.8% to
NIS 88 thousand (US $26 thousand), or NIS 0.01 (US$ 0.003) per share compared to a net income related to Company Shareholders of NIS 2.8 million (US $0.81 million), or NIS 0.27 (US$0.08) per share, recorded in the third quarter of
2007.

NINE-MONTH RESULTS

Willi-Food's sales for the nine-month period of 2008 increased by 41.6% to NIS
264.6 million (US $77.4 million) compared to revenues of NIS 186.9 million (US
$54.6 million) in the first nine-months of 2007. Gross profit for the period increased 35.5% to NIS 61.3 million (US $17.9 million) compared to gross profit of NIS 45.2 million (US $13.2 million) for the nine-month period in 2007. First nine-month gross margins were 23.2% compared to gross margins of 24.2% in the same period in 2007.

Operating income for the first nine-month of 2008 increased by 0.6% to NIS 14.1 million (US $4.1 million) from NIS 14.0 million (US $4.1 million) reported in the comparable period of last year. First nine-month 2008 income before taxes decreased by 23% to NIS 12.3 million (US $3.6 million) compared to NIS 15.9 million (US $4.7 million) recorded in the first nine-month of 2007. Net income related to Company Shareholders for the first nine months of 2008 decreased by
34.5% to NIS 6.7 million (US $2.0 million), or NIS 0.65 (US $0.19) per share, compared to net income related to the Company Shareholders for the first nine months of 2007 of NIS 10.2 million (US $3.0 million), or NIS 1.00 (US $0.29) per share.

CLASS ACTION LAWSUIT

The Company also announced today that a purported class action lawsuit had been filed by an individual against its subsidiary - Shamir Salads. The complaint, which has not been recongnized as a class action, alleges that Shamir Salads misled its customers by writing on certain of its products that such products were "home production" while those products were manufactured in Shamir Salad's industrial factory. The complaint alleges damages of approximately NIS 7.45 million (approximately US$ 2.18 million). Shamir Salads believes that the complaint is without merit and intends to vigorously defend against the litigation.

OUTLOOK

Mr. Williger commented, "Willi-Food is facing a global recession that we expect will harm its results in the near and far future - both in terms of sales and net profit. In the last year, we have faced challenges pertaining to food commodities that exceeded global inflation rates and proved that our diversification strategy was working. Our top line growth was a reflection of the synergies we have created to channel the broad range of products coming from our own sourcing and that of our subsidiaries. We expect that growth to stop due to the global economic situation and increased unemployment that are affecting, and we expect will continue to affect, our customer base, both in the retail and wholesale markets, in Israel and abroad."

Mr. Williger continued, "In light of the anticipated continued recession and increasing unemployment rates, our foreseeable challenges ahead will be in managing our product mix, and in particular the cost of our products, to an acceptable degree, to accommodate the anticipated desires of our consumers to acquire lower cost products. We hope that in these difficult times we will be able to maintain our customer base both in the retail and in the wholesale markets."

Mr. Williger concluded, "Previously we provided guidance for 2008 sales to be in excess of NIS 330 million (at such time, US $100 million). However, due to the strengthening of the USD versus the NIS and the continuing economic crises that we are facing, as described above, we expect 2008 sales to be in excess of NIS
320 million (at the current exchange rate - US $80 million)."

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
2,500 food products manufactured by some 120 top-tier suppliers throughout the world to more than 2,000 customers. Willi-Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
The Company also operates several subsidiaries: its subsidiary, Gold Frost Ltd., develops and distributes kosher chilled and frozen dairy food products internationally together with its Danish dairy distributor subsidiary; the joint venture with the Baron Family engages in the global import, export and distribution of kosher products worldwide; and Shamir Salads is a leading international manufacturer and distributor of pre-packaged chilled Mediterranean dips and spreads. For more information, please visit the Company's website at
http://www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007, FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION. THESE FACTORS ARE UPDATED FROM TIME TO TIME THROUGH THE
FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE SECURITIES AND EXCHANGE
COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE FORWARD-LOOKING
INFORMATION CONTAINED IN THIS PRESS RELEASE.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2008: U.S. $1.00 equals
NIS 3.421. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company's consolidated financial results for the three-month and nine-month periods ended September 30, 2008 are presented in accordance with International
Financial Reporting Standards ("IFRS"). In prior years the Company prepared its financial reports in accordance with generally accepted accounting principles in
Israel ("IL GAAP"). The Company recasted the comparative amounts included in this financial results to IFRS.

COMPANY CONTACT:
G. Willi-Food International Ltd.
Ety Sabach, CFO
+972-8-932-1000
ety@willi-food.co.il

                                         G. WILLI-FOOD INTERNATIONAL LTD.
                                       CONDENSED CONSOLIDATED BALANCE SHEETS

                                                           SEPT 30,      DECEMBER 31,      SEPT 30,      DECEMBER 31,
                                                           --------        --------        --------        --------
                                                            2 0 0 8         2 0 0 7         2 0 0 8         2 0 0 7
                                                           --------        --------        --------        --------
                                                                      NIS                        US DOLLARS (*)
                                                           ------------------------        ------------------------
                                                                                (IN THOUSANDS)
                                                           --------------------------------------------------------

      ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                 55,391          61,649          16,191          18,021
   Marketable securities                                     32,366          31,267           9,461           9,140
   Trade receivables                                         76,373          63,728          22,325          18,628
   Other receivables and prepaid expenses                    10,574           4,374           3,091           1,278
   Inventories                                               30,110          29,166           8,802           8,526
                                                           --------        --------        --------        --------
      TOTAL CURRENT ASSETS                                  204,814         190,184          59,870          55,593
                                                           --------        --------        --------        --------

FIXED ASSETS
Cost                                                         54,665          44,569          15,979          13,028
Less: accumulated depreciation and amortization              12,618           8,355           3,688           2,442
                                                           --------        --------        --------        --------
                                                             42,047          36,214          12,291          10,586
                                                           --------        --------        --------        --------

OTHER ASSETS, NET                                            22,208          13,069           6,491           3,820
                                                           ========        ========        ========        ========
                                                            269,069         239,467          78,652          69,999
                                                           ========        ========        ========        ========

       LIABILITIES AND SHAREHOLDERS'
         EQUITY
CURRENT LIABILITIES
      Short-term loans                                       15,296           5,978           4,472           1,748
      Trade payables                                         45,802          33,961          13,388           9,927
      Related parties                                         2,594           3,945             758           1,153
      Other payables and accrued expenses                    11,755           3,655           3,436           1,068
                                                           --------        --------        --------        --------
      TOTAL CURRENT LIABILITIES                              75,447          47,539          22,054          13,896
                                                           --------        --------        --------        --------

LONG TERM LIABILITIES
      Long term loan                                          1,064               -             311               -
      Deffered tax                                               69             118              20              34
      Accrued severance pay                                     628             163             184              48
                                                           --------        --------        --------        --------
      TOTAL LONG TERM LIABILITIES                             1,761             281             515              82
                                                           --------        --------        --------        --------

WARRANTS TO ISSUE SHARES                                         58           1,040              17             304
                                                           --------        --------        --------        --------

SHAREHOLDERS' EQUITY
      Ordinary shares NIS 0.10 par value
         (authorized - 50,000,000 shares, issued and
         outstanding
         - 10,267,893 shares                                  1,113           1,113             325             325
      Additional paid-in capital                             59,056          59,056          17,263          17,263
      Capital fund relating to Goodwill                         247               -              72               -
      Foreign currency translation reserve                     (811)           (414)           (237)           (121)
      Retained earnings                                     118,930         112,233          34,765          32,807
      Minority Interest                                      13,268          18,619           3,878           5,443
                                                           --------        --------        --------        --------
                                                            191,803         190,607          56,066          55,717
                                                           ========        ========        ========        ========
                                                            269,069         239,467          78,652          69,999
                                                           ========        ========        ========        ========

(*) Convenience translation into US dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                             THREE MONTHS                          NINE MONTHS                          NINE MONTHS
                                     -----------------------------        ------------------------------       -----------------------------
                                                            ENDED SEPTEMBER 30,                                     ENDED SEPTEMBER 30,
                                     -------------------------------------------------------------------       -----------------------------
                                       2 0 0 8           2 0 0 7            2 0 0 8            2 0 0 7           2 0 0 8            2 0 0 7
                                     -----------       -----------        -----------        -----------       -----------       -----------
                                                                    NIS                                                US DOLLARS (*)
                                     -------------------------------------------------------------------       -----------------------------
                                                            I N  T H O U S A N D S (EXCEPT PER SHARE AND SHARE DATA)
                                     -------------------------------------------------------------------------------------------------------

  Sales                                  264,628           186,913             79,147             59,697            77,354            54,637
  Cost of sales                          203,337           141,666             64,678             48,227            59,438            41,411
                                     -----------       -----------        -----------        -----------       -----------       -----------

     GROSS PROFIT                         61,291            45,247             14,469             11,470            17,916            13,226
                                     -----------       -----------        -----------        -----------       -----------       -----------

 Selling expenses                         25,808            18,948              8,270              6,632             7,544             5,539
 General and administrative
expenses                                  19,120            12,270              5,219              3,704             5,589             3,587
 Other (Income)
   Expense                                 2,247                (9)               266                  -               657                (3)
                                     -----------       -----------        -----------        -----------       -----------       -----------

     Total operating expenses             47,175            31,209             13,755             10,336            13,790             9,123
                                     -----------       -----------        -----------        -----------       -----------       -----------

     OPERATING INCOME
         (EXPENSE)                        14,116            14,038                714              1,134             4,126             4,103

       Financial income                    2,648             2,740                622              2,636               774               801
       Financial expense                   4,505               866              1,040                271             1,317               253
                                     -----------       -----------        -----------        -----------       -----------       -----------

 Income (expense) before
 taxes on income                          12,259            15,912                296              3,499             3,583             4,651
 Taxes on income                           3,404             3,250               (346)               389               995               950
                                     -----------       -----------        -----------        -----------       -----------       -----------

 INCOME AFTER TAXES ON INCOME              8,855            12,662                642              3,110             2,588             3,701
                                     ===========       ===========        ===========        ===========       ===========       ===========

RELATED TO:
Company Shareholders'                      6,697            10,227                 88              2,772             1,957             2,989
 Minority interest                         2,158             2,435                554                338               631               712
                                     -----------       -----------        -----------        -----------       -----------       -----------

      NET INCOME                           8,855            12,662                642              3,110             2,588             3,701
                                     ===========       ===========        ===========        ===========       ===========       ===========

Earnings per share data:

Earnings  per share:

   Basic                                    0.65              1.00               0.01               0.27              0.19              0.29
                                     ===========       ===========        ===========        ===========       ===========       ===========

   Diluted                                  0.65              1.00               0.01               0.27              0.19              0.29
                                     ===========       ===========        ===========        ===========       ===========       ===========

Shares used in computing basic
  and diluted earnings per
  ordinary share:                     10,267,893        10,267,893         10,267,893         10,267,893        10,267,893        10,267,893
                                     ===========       ===========        ===========        ===========       ===========       ===========

(*) Convenience translation into US dollars